One Financial Center Boston, MA 02111 617-542-6000 mintz.com

September 30, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Life Sciences

Re: Spring Bank Pharmaceuticals, Inc.

Registration Statement on Form S-4

Filed August 28, 2020

No. 333-248487 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Spring Bank Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 24, 2020 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Martin Driscoll, President and Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing an amendment to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement. Terms not otherwise defined shall have the meanings set forth in the Amended Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Registration Statement.

Questions and Answers about the Exchange, page 1

1.	Please disclose what you mean by “pre-money valuation of at least $35.0 million.”

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures in the Letter to Stockholders and on pages 1, 11, 30 and 152 of the Amended Registration Statement as requested.

2.

Please provide us with your detailed legal analysis as to whether the contingent value rights are securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. In preparing your response, please consider prior staff no-action letters on this topic, such as Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 19[8]8).

BOSTON    LONDON    LOS ANGELES    NEW YORK    SAN DIEGO    SAN FRANCISCO    WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ September 30, 2020 Page 2

Response: We respectfully advise the Staff that the CVRs are not “securities” within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with the criteria set forth in longstanding Staff no-action letters on this point.

Staff No-Action Letter Precedents

The Staff has consistently taken the position it would not recommend enforcement action if, in connection with a proposed transaction, contingent payment rights, having the same essential characteristics as the CVRs included in the proposed Exchange, were not registered under the Securities Act. In the Minnesota Mining and Manufacturing Co. SEC No-Action Letter (avail. Oct. 13, 1988) and other no-action letters, the Staff has noted the following factors when granting such no-action relief:

(i) the rights are an integral part of the consideration to be received in the transaction;

(ii) the rights do not represent any ownership or equity interest and do not carry voting or dividend rights;

(iii) the rights do not bear a stated rate of interest;

(iv) the rights are nontransferable, except by operation of law; and

(v) the rights will not be evidenced by any form of certificate or instrument.1

In other no-action letters, the Staff has indicated no-action relief is appropriate when contingent value rights are granted on a pro-rata basis2 and when transfers of contingent value rights by will, intestacy, succession, descent and distribution are permitted.3 The Staff has also, on occasion and in connection with the request of no action relief, sought confirmation that any amount ultimately paid pursuant to a contingent value right will not depend on the operating results of a surviving company.4 When the Staff has considered whether any contingent payments will depend on a company’s operating results, it has applied this requirement narrowly to find, for example, that contingent payments in relation to revenue milestones for particular products do not depend on the overall operating results of the applicable company and that contingent payments calculated as a percentage of the net revenue from sales of products did not require registration.5

Recent Transactions

The criteria established in the Minnesota Mining and Manufacturing Company no-action letter and the other no-action letters noted above are well-established and have been relied on in a number of transactions where contractual contingent payment rights were not registered under the Securities Act, including the following recent transactions:

•

Gemphire Therapeutics, Inc.’s 2019 merger with NeuroBo Pharmaceuticals, Inc., in which the Gemphire stockholders received a contingent value right representing the right to receive cash payments upon certain post-merger sales, transfers or license payments relating to a Gemphire product candidate.

[1]

See, e.g., Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1988); Marriott Residence Inn II Ltd. P’ship (avail. May 8, 2002); Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); Genentech Clinical Partners III (avail. Apr. 28, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); First Boston, Inc. (avail. Dec. 2, 1988); Essex Commc’n Corp. (avail. June 28, 1988); Slater Dev. Corp. (avail. May 9, 1988); Lorimar, Inc. (avail. Nov. 4, 1985); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

[2]	See, e.g., Marriott Residence Inn II Ltd. P’ship (avail. May 8, 2002) and Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002).
[3]

See, e.g., Marriott Residence Inn II Ltd. P’ship (avail. May 8, 2002); Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

[4]	See Genentech Clinical Partners III (avail. Apr. 28, 1989).
[5]	See Genentech Clinical Partners III (avail. Apr. 28, 1989); and GID/TL, Inc. (avail. Mar. 21, 1989).

MINTZ September 30, 2020 Page 3

•

Mallinckrodt plc’s 2017 acquisition of Ocera Therapeutics, Inc., in which Mallinckrodt agreed to pay Ocera stockholders cash consideration, plus a contingent value right representing the right to receive cash payments upon the achievement of certain specified milestones, such as enrollment of patients in clinical trials and the achievement of certain revenue levels relating to a product.

•

Sientra, Inc.’s 2017 acquisition of Miramar Labs, Inc., in which Sientra agreed to pay Miramar Labs stockholders cash consideration, plus a contingent value right representing the right to receive cash payments upon the achievement of certain sales milestones relating to Miramar’s miraDry® System.

•

Grupo Ferrer Internacional, S.A.’s 2016 acquisition of Alexza Pharmaceuticals, Inc., in which Grupo Ferrer agreed to pay Alexza stockholders cash consideration, plus a contingent value right representing the right to receive cash payments upon the achievement of certain licensing payment and revenue milestones relating to Alexza’s product.

•

Allergan plc’s 2016 acquisition of Tobira Therapeutics, in which Allergan agreed to pay Tobira stockholders cash consideration, plus a contractual contingent value right representing the right to receive cash payments upon the achievement of certain product development, regulatory and commercial milestones relating to Tobira’s product, such as enrollment of patients in a clinical trial, achievement of FDA approval and commercial sales of the product.

The Contingent Value Rights in the Exchange

As described below, the CVRs to be issued to the Spring Bank stockholders have each of the required characteristics the Staff has identified in the cited no-action letters.

•

The CVRs are an integral part of the consideration to be received by the Spring Bank stockholders in the Exchange. The CVRs could potentially represent significant payments to the Spring Bank stockholders and, as described in the sections entitled “The Exchange-Background to the Exchange” and “The Exchange-Spring Bank Reasons for the Exchange” in the Registration Statement and Amended Registration Statement, the parties specifically negotiated the CVRs and the CVRs were considered by the Spring Bank Board as a key element in formulating its recommendation of the Exchange to Spring Bank’s stockholders.

•

The CVRs will not represent any ownership or equity interest in either Spring Bank or F- star, and do not carry voting or dividend rights. While the CVRs will be issued to the holders of Spring Bank common stock as of immediately prior to the Closing, the CVRs are not otherwise linked to, or issued as a unit with, any share of Spring Bank capital stock. Further, section 2.5 of the CVR Agreements specifically provides, among other things, that (i) holders of the CVRs “will not have any voting or dividend rights,” (ii) the CVRs “will not represent any equity or ownership interest in the Company,” and (iii) the holder’s “sole right to receive property [t]hereunder is the right to receive cash from the Company.”

•

The CVRs will not bear a stated rate (or any rate) of interest. Section 2.5(a) of the CVR Agreements expressly provides that “interest will not accrue on any amounts payable on the CVRs to any [h]older.”

•	The CVRs are not freely transferable. As set forth in Section 2.2 of the CVR Agreements, “the CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or

MINTZ September 30, 2020 Page 4

disposed of, in whole or in part, other than through a Permitted Transfer,” and “any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.” In accordance with the precedent described above, “Permitted Transfers” in the CVR Agreements are limited to transfers by will or intestacy, by operation of law, in connection with partnership or limited liability company distributions and other liquidation events, pursuant to certain court orders and for other estate planning reasons set forth in the CVR Agreements.

•	As set forth in Section 2.3(a) of the CVR Agreements, “the CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.”

•

The CVRs will be issued to the Spring Bank stockholders on a pro rata basis. Pursuant to Section 1.7 of the Exchange Agreement, each Spring Bank stockholder of record immediately prior to the Closing will receive a dividend of one STING Agonist CVR and one STING Antagonist CVR for each share of Spring Bank common stock held as of immediately prior to the Closing.

•

The amounts paid pursuant to the CVRs, if any, will not depend on the general operating results of the combined company. As described in the section entitled “Agreements Related to the Exchange-Contingent Value Rights Agreements” in the Registration Statement and Amended Registration Statement, holders of the CVRs will have the limited rights to receive cash payments relating to certain sales, licenses and dispositions of Spring Bank’s STING Agonist and STING Antagonist assets during the limited time periods set forth in the CVR Agreements.

Based on the foregoing arguments presented, we respectfully submit that the CVRs do not qualify as “securities” required to be registered under the Securities Act.

3.	Please disclose whether the decision of the Spring Bank Board to recommend the merger was unanimous.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures in the Letter to Stockholders, the Notice of Special Meeting of Stockholders and on pages 6, 17, 113, 114 and 116 of the Amended Registration Statement as requested.

4.	Please define all technical and scientific terms, such as “differentiated and well-tolerated mAb2 bispecific antibodies” on first use.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures in the Amended Registration Statement as requested to address it, including on pages 213-221.

5.

Please clarify in the paragraph explaining the Exchange on page 12 that following the Exchange, control of the company will be vested in the former holders of F-star, because they will hold a majority of the seats on the board of the combined entity in addition to holding 61.2% of the shares, as you disclose.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on page 11 of the Amended Registration Statement as requested.

6.

Regarding the disclosure in the Letter to Stockholders and throughout the proxy statement/prospectus that the valuation of Spring Bank will be decreased by $250,000 if the Exchange has not closed by September 30, 2020 and by an additional $250,000 if the Exchange has not closed on the final day of each succeeding month thereafter, please update your disclosure to include the information that the valuation is likely to change and to provide a current good faith estimate as to when the Exchange will close.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures in the Letter to Stockholders and on pages 1, 11, 14, 30, 153 and 369 of the Amended Registration Statement as requested.

MINTZ September 30, 2020 Page 5

Risk Factors, page 33

7.

Please expand the risk factor on page 43 and the disclosure in the Business section to specify how far you expect that the cash available to the combined company will last in furthering the clinical development of the multiple product candidates each company is working on. If any material amounts of other funds are necessary to accomplish the specified purposes, quantify the amounts and sources of such other funds needed for each such specified purpose and the possible sources of those funds.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on pages 64-65 of the Amended Registration Statement as requested.

Background of the Exchange, page 124

8.

Please expand the description of the board’s consideration of both public and private candidates to explain what criteria the board and its advisors applied in eliminating bidders for the company. In the disclosure describing the May 6, 2020 meeting of the Special Committee, please expand the discussion of the reduction of the potential bidder list from 15 companies to eight finalists to include a description of the criteria that the board applied to the process.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on pages 121-122 of the Amended Registration Statement as requested.

9.

Please disclose what consideration, if any, the board gave to other means of attracting funding besides a business combination, and explain the positive and negative factors that the board considered in rejecting other approaches.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on pages 119 and 128 of the Amended Registration Statement as requested.

Opinion of the Spring Bank Financial Advisor, page 142

10.

We note that several variables to the valuation of the Spring Bank and F-star, including the proceeds of the Pre-closing Financing, the pre-money valuation of F-star, and the final valuation of Spring Bank, were not quantifiable when the fairness opinion was issued. Please disclose what consideration Ladenburg gave to the possible changes in the value of each partner, and tell us whether the parties currently intend to seek an updated opinion when more information is available.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on page 135 of the Amended Registration Statement as requested. At this time, the Company does not anticipate seeking an updated opinion from Ladenburg Thalmann & Co.

11.

We note the wide range of valuations for companies considered in the analysis of Selected Initial Public Offering transactions on page 145, with total enterprise values between $46.2 million and $1,339 million, and the Analysis of Selected Precedent M&A Transactions, on page 149, where the range is $35.0 million and $4,622.6 million. Given the relatively small size of the combined entity following the Exchange, please disclose the criteria for selecting these companies, and the reasons that Ladenburg considered them, particularly the larger entities, to be comparable. Also, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.

MINTZ September 30, 2020 Page 6

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on page 141 of the Amended Registration Statement as requested.

The Pre-Closing Financing, page 162

12.	Please file the binding equity commitment letters for the Pre-Closing Financing as exhibits to the Form S-4.

Response: The Company has filed the form of binding equity commitment letter for the Pre-Closing Financing as an exhibit to the Amended Registration Statement.

F-Star Business, page 224

13.	Regarding the pipeline table on page 226, please make the following revisions:

•	Split the Phase 2/3 column into two columns, one for Phase 2 and one for Phase 3;

•	In the FS118 row, adjust the orange arrow show that it shows you are not yet at the end of Phase 1.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the pipeline chart on page 215 of the Amended Registration Statement as requested.

Collaborations and License Agreements, page 249

14.	Please file as exhibits to the registration statement the following agreements:

•	the 2016 License and Collaboration Agreement with Denali Therapeutics Inc.;

•	the 2018 Agreement with Iontas Limited;

•	the 2018 Amended and Restated PD-L1 License Agreements with Kymab Limited; and

•	the 2019 License and Collaboration Agreement with Ares Trading S.A.

Response: The Company has filed the requested agreements as exhibits to the Amended Registration Statement.

Principal Shareholders of F-star, page 378

15.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of the entities listed in the table.

Response: The Company acknowledges the Staff’s comment, and the Company has revised the disclosures on pages 148-149, 360-361, and 364 of the Amended Registration Statement as requested.

Exhibit 99.1, page II-7

16.	Please revise the form of proxy card to mark it as “preliminary.”

Response: The Company acknowledges the Staff’s comment, and the Company has revised the form of proxy card filed as Exhibit 99.1 to the Amended Registration Statement and the reference to the proxy card in the Exhibit Index to the Amended Registration Statement as requested.

*            *             *            *            *

MINTZ September 30, 2020 Page 7

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at 619-573-0299 or Megan N. Gates of this firm at 617-348-4443 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy

cc:

Securities and Exchange Commission

Julia Griffith

Spring Bank Pharmaceuticals, Inc.

Martin Driscoll

Garrett Winslow

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan Gates

Melissa Frayer